OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Global Cash Access Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

3525 East Post Road, Suite 120

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89120

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”) by the prescribed due date of February 29, 2008, without unreasonable effort or expense, because of (i) a delay in preparing the Company’s financial statements for the year ended December 31, 2007 as a result of the delay in filing the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “2007 Q3 10-Q”), and (ii) a change in management. On November 14, 2007, the Registrant announced a delay the filing of the 2007 Q3 10-Q pending the conclusion of an internal investigation. The internal investigation has been concluded and the Registrant filed the 2007 Q3 10-Q on January 30, 2008. The Registrant was unable to prepare the Company’s financial statements for the year ended December 31, 2007 until the 2007 Q3 10-Q was filed on January 30, 2008. In addition, on February 25, 2008, the employment of the Registrant’s Chief Financial Officer, George Gresham, commenced. In light of this change in management, the Registrant’s new Chief Financial Officer needs additional time to become familiar with the financial statements to be included in the 2007 10-K. This change in management has also led to a delay in finalizing the financial statements to be included in the 2007 10-K and the Registrant’s independent registered public accounting firm will need additional time to complete its audit of such financial statements.

The Registrant currently expects that the audit of the financial statements to be included in the 1007 10-K will be completed within the time provided by this Form 12b-25, at which time the Registrant would file its Annual Report on Form 10-K.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kathryn S. Lever	702	855-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Registrant’s Current Report on Form 8-K filed on March 3, 2008, which announced financial results of the Registrant for the quarter and year ended December 31, 2007, and included unaudited condensed consolidated statements of income for the years ended December 31, 2007 and December 31, 2006.

Global Cash Access Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	/s/ Scott Betts

Scott Betts, Chief Executive Officer